Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 8, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the following items:

(a)           results of the Group’s impairment review;

(b)           an update to the outlook; and

(c)           Key Performance Indicators for the quarter ended 31 December 2005.

Certain information listed above is taken from the previously published announcements of Vodafone Group Plc in respect of its “Impairment review and update to outlook” and “KPIs for the quarter ended 31 December 2005”.

All of the financial information presented in this document is unaudited.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, forward-looking statements in this Report on Form 6-K include Vodafone’s expectations regarding the estimated range of the impairment in the carrying value of goodwill, the countries affected by this impairment and the statements under “Outlook” regarding Vodafone’s overall revenue growth and profit margins.  These statements are made on the basis of certain assumptions which each of Vodafone and the Group businesses, as the case may be, believes to be reasonable in light of Vodafone’s operating experience in recent years.  The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, termination and interconnect rates, customer acquisition and retention costs, network opening and operating costs and, availability of handsets and the availability of technology necessary to introduce new products, services and network or other enhancements.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, including the entry of new competitors in the markets in which we operate,  requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies; the Group’s ability to identify and complete the acquisition of companies or other transactions intended to grow the customer base; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of  3G, Vodafone live!, and the Group’s business offerings and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and the Group’s business or service offerings as well as other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance or the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed to market for new products or improve the Group’s cost position; changes in exchange rates, including particularly the exchange rate of pound sterling to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of any tax payments relating to the resolution of open issues; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report with respect to the financial year ended 31 March 2005.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised.  Neither Vodafone Group nor any of its affiliates intends to update these forward-looking statements.

IMPAIRMENT REVIEW

Against a backdrop of intensifying competition and pricing pressures in several of its key markets, Vodafone Group Plc (“Vodafone”) is currently completing its detailed budget for the year ending 31 March 2007 and its annual long term planning process. This incorporates an annual review of the carrying value of its assets in accordance with International Financial Reporting Standards (“IFRS”).  Under IFRS, which was first adopted with effect from 1 April 2004, goodwill is no longer subject to annual amortisation.  Previously, under UK GAAP, goodwill was amortised with a charge to the income statement of approximately £13 billion per annum.

Vodafone now expects the outcome of this review of the carrying value of its assets (“impairment review”) will be a material impairment in the carrying value of goodwill in the range of £23 billion to £28 billion, reflecting a lower view of growth prospects, particularly in the medium to long term, than those it had used previously.  Final details of the review of carrying values will be announced upon completion of the process.

Key assumptions used in value in use calculations

The Group prepares ten year plans for its businesses annually and historically has used these ten year plans for its value in use calculations.

Reflecting the increasingly competitive environment in the industry, Vodafone has incorporated into its latest ten year plan a lower view of growth prospects for a number of key operating companies, particularly in the medium to long term, than those it has used previously.

As a result of these lower growth prospects, Vodafone has now also determined that it is appropriate to use projections of five years instead of ten years for its value in use calculations, except in operations it is forecasting to grow ahead of the long term growth rate for the relevant market for a period of more than five years.

The perpetuity growth rate used in the Group’s value in use calculations for mobile businesses is generally determined as the lower of the nominal GDP rate for the country of operation and the long term compound annual growth rate in EBITDA, calculated as adjusted operating profit before depreciation and amortisation, implied by the business plan.  The lower view of longer term prospects has resulted in a reduction in the perpetuity growth rate in certain markets.

Impairment review performed under IFRS

Under IFRS, goodwill and indefinite lived intangible assets in respect of subsidiary undertakings and joint ventures are not subject to amortisation but are tested at least annually for impairment or when indicators are identified that an asset may be impaired.  Investments in associated undertakings are also tested for impairment.  Finite lived assets, such as 3G licences, are carried at historic cost and subject to annual depreciation or amortisation and are reviewed for indicators of impairment.

Under IFRS, Vodafone tests fixed assets, including goodwill, for impairment by comparing the carrying value for each operating company to its respective recoverable amount.  The recoverable amount is defined as the higher of fair value less costs to sell, and value in use.  Value in use is estimated based on discounted cash flows.

As detailed below, Vodafone carries a significant amount of goodwill on its balance sheet, principally resulting from the Mannesmann acquisition in 2000, which occurred at a time when share prices in the telecommunications sector were significantly higher than today.

The Group prepares ten year plans for its businesses annually, which it also uses for the purposes of conducting the carrying value review.  Reflecting the increasingly competitive environment in the industry, Vodafone has incorporated into its latest ten year plan a lower view of growth prospects for a number of key operating companies, particularly in the medium to long term, than those it has used previously.

The result of these factors is that Vodafone expects to report:

•      An impairment of the Group’s goodwill in the range of £23 billion to £28 billion in respect of reductions in the aggregate goodwill for Vodafone Germany, Vodafone Italy and, potentially, Vodafone Japan.  It is expected that most of the total will be attributable to Vodafone Germany.

•      No impairment for any other subsidiary, joint venture or investment in associated undertakings

•      No impairment in respect of finite lived assets

A summary of the Group’s goodwill in respect of subsidiary undertakings and joint ventures as at 30 September 2005 is set out below.

£ billion
Germany	35.5
Italy	19.7
Japan	9.0
Spain	10.3
UK	0.7
Other subsidiaries and joint ventures	6.3
81.5

The carrying value of investments in associated undertakings as at 30 September 2005 was £22.1 billion.

This expected reduction in carrying value of goodwill will not impact this year’s reported cash flows or distributable reserves.  This expected impairment to goodwill will be reported within operating profit in Vodafone’s Consolidated Income Statement for the year ending 31 March 2006.

Impairment review performed under US GAAP

No impairment is expected to be recorded under US GAAP due to a different methodology under US GAAP when compared to IFRS.

Under US GAAP, Vodafone tests finite lived fixed assets for impairment using a two step process. The carrying value of each operating company is first compared to its respective recoverable amount. The recoverable amount is determined based on undiscounted cash flows. Secondly, if the carrying value exceeds the recoverable amount, then the carrying value is reduced to its fair value, which is generally determined using discounted cash flows.

OUTLOOK

Year ending 31 March 2006

The Group expects to deliver in line with our guidance for the current financial year contained in the Annual Report on Form 20-F for the year ended 31 March 2005.

Year ending 31 March 2007

It is now expected that the overall revenue growth in the Group’s mobile telecommunications businesses, excluding the impact of acquisitions and disposals and using constant exchange rates, will be lower than for the year ending 31 March 2006 reflecting the increasingly intense competitive environment and continuing regulatory reductions in termination rates.

The Group expects profit margins in the Group’s mobile businesses to be impacted by pricing pressures, additional investments in customers and changes in termination rates partially offset by initiatives to drive further cost efficiencies.

Vodafone is reiterating other expectations for the year ending 31 March 2007 contained in the Report on Form 6-K dated 15 December 2005.  The statements were provided on the basis that the impact of the transactions in Sweden, India, South Africa and Turkey were not included.  Vodafone will update these expectations for the impact from these transactions in the Group’s Annual Report on Form 20-F for the year ending 31 March 2006.

KEY PERFORMANCE INDICATORS FOR THE QUARTER ENDED 31 DECEMBER 2005

On 24 January 2006, Vodafone presented its key performance indicators for the quarter ended 31 December 2005.  The main highlights are:

•                                Good overall operating performance in challenging markets

•                                Strong growth in customers with 7.1 million proportionate organic net additions, 30% higher than for the same quarter last year.  Total proportionate net additions were 8.3 million, bringing the total proportionate customer base to 179.3 million

•                                Continued growth in 3G in the Christmas quarter with 3.1 million 3G devices added.  The total 3G device base is now 8.0 million in Vodafone’s subsidiaries and joint ventures and a further 1.1 million in the Group’s associates

Group Review

Vodafone saw increasing competition across Europe during the quarter, particularly in some of its major markets.  Verizon Wireless continued to perform well in the United States and the performance in Japan reflected ongoing execution of its recovery plan.

Strong customer growth was recorded across many of the Group’s markets during the Christmas quarter, driven by both seasonal prepaid growth and continued focus on 3G. Proportionate organic net customer additions in the quarter of 7.1 million represented annualised quarterly growth in customers of 16.5%.

Service revenue in Germany and the UK saw lower growth, and declined in Italy, compared to the same quarter in the previous financial year as a result of the effect of changes in termination rates, the impact of increased competition and price declines.  Offsetting this were good performances from Spain and Vodafone’s emerging market operations which continued to perform well with service revenue growth, in local currency, of 39% in Romania, 36% in Egypt and 22% in South Africa.

Sales of 3G devices continued to develop, with 3.1 million net additions in the quarter, bringing the closing total of registered 3G devices to 8.0 million, including 7.4 million consumer devices.  Net additions of 3G devices in the quarter were over 80% higher than recorded in the quarter to 30 September 2005.  Non-messaging data revenue growth in the quarter was 24% year on year, including 53% growth outside of Japan.

Despite increased competition in many of its core markets, the Group expects to see continued investment in customers together with ongoing operating cost management.

Germany

The German market saw increased competition, notwithstanding seasonal promotions, in the quarter both in contract and prepaid, with higher handset subsidies and lower pricing, particularly in the low-end segment of prepaid driven by ‘no frills’ offers.

Against this competitive environment, Vodafone Germany delivered a quarter of strong customer growth with 906,000 net additions, taking the total base to 29.2 million, 8.3% higher year on year.  Prepaid net additions represented 86% of the total for the quarter compared to 69% in the same quarter last year.  The closing total of registered 3G devices increased by 78% from the end of September 2005 to over 1.4 million, demonstrating clear market leadership in this segment.

Annualised blended churn for the quarter rose to 21.2% from 18.8% in the same quarter last year, largely driven by higher prepaid churn due to competitive pressures.  While churn is historically seasonally higher in this quarter, prepaid churn also increased due to higher rotational churn as customers self-upgrade.  Contract churn remained broadly stable year on year.

Blended ARPU for the quarter was down 7.8% compared with the same quarter last year.  Prepaid ARPU was principally affected by an increase in inactivity in the customer base due to competitive pressures.  Contract ARPU fell by 3% due to a greater proportion of net customer additions through service providers and the impact of SMS promotions in the quarter.

Total voice usage for the quarter increased by 16% year on year, compared with 8% for the quarter to 30 September 2005, through higher usage from 3G bundles, tariff options and new prepaid promotional tariffs designed to stimulate demand.

Service revenue was flat in local currency compared with the same quarter in the previous financial year, with an 11.7% increase in non-voice revenue offset by a 2.7% decline in voice revenue.  Changes in termination rates reduced voice revenue growth year on year in the quarter by 1.5%.  Voice revenue was also impacted by the factors affecting ARPU.  Non-voice revenue benefited from an over 50% increase in non-messaging data revenue, driven by uptake of 3G services.

Net acquisition and retention costs as a percentage of service revenues increased compared with the same quarter in the previous financial year, principally driven by prepaid through higher acquisition volumes and an increase in acquisition cost per gross addition from the introduction of 3G for prepaid customers.

Italy

Competitive intensity has increased significantly in the quarter with operators competing aggressively on handset subsidies and, increasingly, on price.

Vodafone Italy registered 324,000 proportionate net customer additions in the quarter, bringing the total proportionate base to 18.2 million, up 7% year on year.  Sales of 3G devices continued to develop well with 673,000 net additions in the quarter, bringing the overall device base to 1.7 million at 31 December 2005.

Annualised blended churn for the quarter was 19.1%, up slightly from 18.6% for the same quarter last year, reflecting the impact of increased competition.

Blended ARPU for the quarter was down 8.3% compared with the same quarter last year, principally as a result of a reduction in termination rates which took effect from 1 September 2005.  ARPU was also impacted by a higher level of promotional activity and lower usage per customer as a result of competitive pressures.  Total voice usage was up 3.7% year on year, maintaining the upward trend of the quarter to 30 September 2005, with continued usage increases from a range of voice stimulation promotions.  MMS volumes increased by nearly 80%, benefiting from messaging promotions and an increased penetration of MMS enabled devices.

In local currency, service revenue declined by 1.7% compared with the same quarter last year, though service revenue increased by 4.0% excluding the impact of a change in termination rates.  Overall voice revenue fell by 4.7%, with the growth in the customer base being more than offset by the fall in ARPU.  Non-voice revenue increased by 16.1%, with 12.8% growth in messaging due to higher volumes and over 40% growth in non-messaging data revenue as the 3G base increases.

Net acquisition and retention costs as a percentage of service revenue for the quarter were stable year on year, with lower net acquisition costs being offset by higher upgrade volumes and increased cost per upgrade from continued focus on retaining higher value customers.

Japan

Japan remains a challenging market for Vodafone, with the primary focus of competitors being on market share.  Vodafone Japan continues to execute a recovery plan based on offering a more competitive handset range, an improved 3G network and an attractive range of tariffs and services.

The quarter saw an improvement in customer performance, with 123,000 proportionate net additions, the highest level since the quarter to 31 March 2004.  Vodafone Japan benefited from the introduction of new flat rate tariff plans and a steady improvement in the range and quality of 3G handsets. Vodafone’s overall market share of mobile net customer additions exceeded 10% for both November and December, whilst Vodafone’s market share of 3G net customer additions remained fairly constant throughout the quarter at just over 10%.  Vodafone Japan had registered 2.2 million 3G devices by the end of December 2005.

Annualised blended churn for the last quarter improved to 17.6% from 19.1% in the quarter to 30 September 2005, through continued focus on retention and upgrading customers to 3G.

Blended ARPU for the current quarter was down 3.7% compared with the same quarter last year, an improvement from the 5.4% fall recorded in the quarter to 30 September 2005.  The continued fall in ARPU reflects the loss of higher value customers during the previous financial year and competitive pressures on pricing.  The improved trend is due to the positive impact from the new range of flat rate plans, which are generating additional usage, together with the negative impact on the quarter to 31 December 2004 from the introduction of a total ban on the use of mobile phones whilst driving.

In local currency, service revenue fell 4.5% compared with the same quarter last year due to the decline in ARPU.  Voice revenue fell 6.2%, with non-voice revenue broadly stable.  The relatively smaller decline in service revenue compared to the decline during the immediately preceding quarter can be attributed to Vodafone Japan’s improved ability to retain customers, resulting from a better handset line-up and service offering.

Net acquisition and retention costs as a percentage of service revenue increased year on year but were slightly lower than the quarter to 30 September 2005.  Net acquisition costs were similar year on year, with lower volumes offset by higher unit costs.  Upgrade volumes were significantly higher year on year reflecting both increased retention activity and more attractive handsets, with higher unit costs due to increased proportion of 3G upgrades.

Spain

Vodafone Spain continued to perform strongly in a competitive market, adding a further 505,000 net customers, representing 18.5% growth in the closing customer base over the previous year and bringing the total base to 12.9 million customers.  In addition, Vodafone Spain continued to be the leader in the local 3G market with 287,000 net additions of registered 3G devices in the quarter, taking its total 3G device base to 602,000 at 31 December 2005.

Blended annualised churn for the quarter remained stable compared with the same quarter last year and with the quarter to 30 September 2005.  Contract churn in the current quarter has decreased to 13.9% from 14.2% in the quarter to 31 December 2004, but increased slightly from the previous quarter due to seasonal factors.

Blended ARPU for the quarter was up 3.3% from the quarter to 31 December 2004, due to a higher proportion of contract customers and increased usage, offset by the impact from a reduction in termination rates in November 2005.  Total voice usage in the quarter increased by 33% compared with the same quarter last year, reflecting continued success from ongoing usage stimulation campaigns.

Service revenue growth in local currency was 22.6% compared with the same quarter last year, driven by both the increased customer base and increase in ARPU.  Voice revenue increased by 21.7% from the same quarter last year primarily due to improved customer mix and higher usage and non-voice service revenue rose by 28% due to growth in messaging revenue of 22.7% and non-messaging data revenue increasing by over 55%, which benefited from the larger customer base using 3G services.

Net acquisition and retention costs as a percentage of service revenue were stable year on year, with higher retention costs from an increase in upgrade volume offset by lower acquisition cost per unit.

UK

The UK market remained highly competitive, with continued pricing pressure from both network operators and mobile virtual network operators, together with strong seasonal promotions.

Against that background, Vodafone UK registered 561,000 net mobile customer additions, with 84% on prepaid tariffs compared with 80% for the same quarter last year reflecting traditional seasonal activity.  At 31 December 2005, the closing customer base reached 16.3 million, up 7% from 31 December 2004.  Vodafone UK maintained its focus on higher value customers with over 75% of consumer contract gross additions selecting 18 month contracts.  The registered 3G devices increased by 66% from 30 September 2005 to 31 December 2005, bringing the total to 725,000.

Annualised blended churn for the quarter improved to 31.9% from 33.1% in the quarter to 30 September 2005, with continued improvement in contract churn, which is now lower than the same quarter last year.

Blended ARPU for the quarter was down 4.3% compared with the same quarter last year, reflecting changes in pricing during 2005 to improve competitiveness in the market, a higher inactivity rate in prepaid and the impact of an increase in multiple devices within the corporate segment due to continued growth in the sale of Vodafone Mobile Connect datacards and hand-held business devices.  Total voice usage increased by nearly 10% from the quarter to 31 December 2004 driven by a 7.3% increase in average customers and a 2.2% increase in voice usage per customer.

Service revenue growth was 2.7% for the quarter compared to approximately 5.0% in the quarter to 30 September 2005, after adjusting for the impact of changes in termination rates.  Service revenue growth was also impacted by the effect of price declines and slower customer growth, a greater proportion of which was from prepaid.  Whilst these factors contributed to stable voice revenue compared with the same quarter last year, non-voice revenue grew by 13.2% with 52% growth in non-messaging data revenue, benefiting from increasing penetration of 3G devices.

Net acquisition and retention costs as a percentage of service revenue were lower than the same quarter last year, despite a higher number of gross additions.  Higher volumes of customer acquisitions, driven by prepaid, were generated at lower unit costs.  Upgrade volumes were stable compared to the same quarter last year but the increase in 3G activity led to a slight rise in unit cost.

Other Mobile Operations

Subsidiaries

The Group’s other subsidiaries added 1.9 million proportionate organic customers in the quarter.  Strong performances were recorded in Romania, Egypt, Portugal and Greece. Growth in sales of 3G devices in these countries accelerated in the quarter, with an increase of over 70% from the quarter to 30 September 2005, bringing the total registered 3G devices to 1.2 million at 31 December 2005.

Service revenue growth for the quarter was particularly strong in Romania, Egypt, and Australia, all growing in excess of 20% in local currency over the same quarter last year.  In local currency, Greece and Hungary reported double digit service revenue growth for the quarter.

Joint Ventures

The Group’s other joint ventures reported 1.1 million proportionate organic net additions in the quarter with 769,000 proportionate net additions from Vodacom, the Group’s joint venture in South Africa.

Associates and investments

The Group’s associates and investments added over 1.6 million proportionate organic customers in the quarter.  Verizon Wireless registered record net additions of over 2 million in the quarter with the Group’s proportionate share at 897,000.  In France, SFR had 4.8 million registered Vodafone live! customers and over 1.0 million Vodafone live! with 3G registered devices at 31 December 2005.

Vodafone, Vodafone live! and Vodafone Mobile Connect are trademarks of the Vodafone Group.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 OCTOBER TO 31 DECEMBER 2005

COUNTRY	PERCENTAGE OWNERSHIP (1)	AT 30 SEPTEMBER 2005	NET ADDITIONS	OTHER MOVEMENTS (2)	AT 31 DECEMBER 2005	PREPAID (3)
	(%)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)
Principal Markets

Germany	100.0%	28,259	906	-	29,165	53.3
Italy	76.9%	17,884	324	-	18,208	92.3
Japan	97.7%	14,644	123	-	14,767	10.8
Spain	100.0%	12,418	505	-	12,923	51.4
UK	100.0%	15,764	561	-	16,325	61.4

		88,969	2,419	-	91,388
Other Subsidiaries

Albania	99.9%	713	35	-	748	96.7
Australia	100.0%	3,016	110	-	3,126	73.2
Czech Republic	99.9%	2,036	104	-	2,140	48.7
Egypt	50.1%	2,967	417	(316)	3,068	89.9
Greece	99.8%	4,291	138	-	4,429	66.0
Hungary	100.0%	1,913	125	-	2,038	71.4
Ireland	100.0%	2,013	34	-	2,047	73.3
Malta	100.0%	176	1	-	177	90.1
Netherlands	99.9%	3,976	-	-	3,976	54.4
New Zealand	100.0%	1,956	68	-	2,024	77.8
Portugal	100.0%	3,916	203	-	4,119	79.7
Romania	100.0%	5,529	603	-	6,132	63.6
Sweden	100.0%	1,545	28		1,573	33.9

		34,047	1,866	(316)	35,597
Other Joint Ventures

Fiji	49.0%	87	8	-	95	94.1
India	10.0%	-	51	1,582	1,633	79.7
Kenya	35.0%	1,071	150	-	1,221	98.2
Poland	19.6%	1,641	133	-	1,774	54.6
South Africa	35.0%	6,274	769	-	7,043	89.1

		9,073	1,111	1,582	11,766

Associates & Investments

United States(4)	44.4%	21,883	897	5	22,785	5.6
Other		17,018	762	-	17,780	72.4

		38,901	1,659	5	40,565

TOTAL		170,990	7,055	1,271	179,316	63.4

(1)   All ownership percentages are stated as at 31 December 2005 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture with the exception of India as set out in (2) below.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)   Other movements for the quarter to 31 December 2005 represents the acquisition of customer bases by Verizon Wireless, the disconnection of 316,000 proportionate customers in Egypt following revisions to its disconnection policy and the acquisition of a 5.6% direct interest in Bharti Tele-Ventures Limited in India, followed by a subscription for convertible debentures in Bharti Enterprises Private Limited, representing a 4.4% indirect economic interest in Bharti Tele-Ventures Limited.  Accordingly at 31 December 2005 the Group had a 10% economic interest in Bharti Tele-Ventures Limited.

(3)   Prepaid customer percentages are calculated on a venture basis.  At 31 December 2005, there were 510.2 million total venture customers.

(4)   The Group’s ownership interest in Verizon Wireless is 45.0%.  However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 December 2005.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

COUNTRY	AT 30 SEPTEMBER 2005	NET ADDITIONS	AT 31 DECEMBER 2005
	(‘000s)	(‘000s)	(‘000s)
Principal Markets
Germany	5,508	540	6,048
Italy(1)	2,830	647	3,477
Japan	12,775	175	12,950
Spain	4,132	519	4,651
UK	3,963	232	4,195

	29,208	2,113	31,321

Other Subsidiaries & Joint Ventures	5,777	1,430	7,207

Group Statutory Total	34,985	3,543	38,528

The table above only includes Vodafone live! customers in the Group’s subsidiary and joint venture undertakings. There were an additional 5.2 million registered Vodafone live! venture customers in the Group’s associated undertakings at 31 December 2005 (30 September 2005: 4.7 million).

(1)   Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of Vodafone live! active devices.

3G DEVICES

COUNTRY	AT 30 SEPTEMBER 2005	NET ADDITIONS	AT 31 DECEMBER 2005
	(‘000s)	(‘000s)	(‘000s)
Principal Markets
Germany	815	632	1,447
Italy(1)	1,044	673	1,717
Japan(2)	1,614	610	2,224
Spain	315	287	602
UK	438	287	725

	4,226	2,489	6,715
Other Subsidiaries & Joint Ventures	712	567	1,279

Group Statutory Total	4,938	3,056	7,994

Consumer devices	4,506	2,909	7,415
Business devices	432	147	579

	4,938	3,056	7,994

The table above only includes 3G devices in the Group’s subsidiary and joint venture undertakings. There were an additional 1.1 million Vodafone live! with 3G devices and Vodafone Mobile Connect 3G/GPRS datacards in the Group’s associated undertakings at 31 December 2005 (30 September 2005: 0.4 million).

(1)   Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of 3G devices.

(2)   The number of 3G devices in Japan reported in the table above excludes 94,000 devices (30 September 2005: 140,000) which use the 3G network but are not capable of accessing 3G data services.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER

COUNTRY		30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005
Germany	Total	26.0	24.9	23.4	24.3	24.4	22.9
(EUR)	Contract	41.5	39.9	37.7	39.8	41.0	38.8
	Prepaid	10.3	9.6	9.2	9.2	9.0	8.3

Italy	Total	30.3	30.2	29.1	30.4	29.9	27.7
(EUR)	Contract	74.4	78.4	74.8	79.4	75.0	73.7
	Prepaid	26.0	25.5	24.6	25.8	25.9	23.5

Japan	Total	6,357	6,149	5,887	5,951	6,016	5,918
(JPY)	Contract	6,733	6,533	6,260	6,329	6,391	6,297
	Prepaid	2,718	2,574	2,393	2,410	2,448	2,300

Spain	Total	36.7	34.2	33.3	36.2	37.7	35.3
(EUR)	Contract	61.1	56.6	54.2	58.5	60.7	56.3
	Prepaid	16.4	14.7	14.6	15.4	16.2	15.0

UK	Total	26.6	24.9	24.1	24.6	25.1	23.8
(GBP)	Contract	48.7	45.7	45.6	46.5	47.9	44.8
	Prepaid	11.1	10.3	9.4	9.5	9.9	9.5

Albania	Total	2,587	2,417	2,184	2,255	2,534	2,259
(ALL)	Contract	25,580	24,629	22,234	23,592	25,201	23,031
	Prepaid	1,851	1,690	1,522	1,518	1,753	1,548

Australia	Total	52.1	47.3	51.4	47.8	48.2	51.4
(AUD)	Contract	77.1	82.8	102.2	92.8	93.6	94.3
	Prepaid	32.7	22.4	25.4	26.7	31.1	35.0

Czech Republic(1)	Total	657	680	641	680	679	679
(CZK)	Contract	1,063	1,066	986	1,029	1,017	1,015
	Prepaid	320	340	317	340	342	337

Egypt	Total	111.5	102.8	94.1	91.4	89.4	74.1
(EGP)	Contract	264.6	255.9	258.0	268.6	283.9	274.1
	Prepaid	74.4	67.9	61.8	60.7	62.4	52.0

Greece	Total	36.7	32.3	30.4	32.2	34.2	31.3
(EUR)	Contract	71.4	63.8	61.8	65.1	69.7	64.2
	Prepaid	19.4	16.2	14.4	15.1	15.7	14.1

Hungary	Total	5,396	5,182	4,945	5,321	5,153	4,885
(HUF)	Contract	12,961	11,774	10,800	11,302	11,264	9,666
	Prepaid	3,422	3,313	3,169	3,391	3,046	3,043

Ireland	Total	51.7	50.7	49.1	51.4	53.1	50.2
(EUR)	Contract	102.8	98.7	96.3	101.9	107.8	99.9
	Prepaid	31.6	31.7	30.8	32.1	32.6	31.6

Malta	Total	16.9	12.9	11.6	14.0	16.2	13.0
(MTL)	Contract	98.0	65.4	55.7	74.6	91.4	61.8
	Prepaid	8.7	7.4	6.8	7.4	7.8	7.3

Netherlands	Total	39.3	37.5	35.3	37.1	36.6	34.5
(EUR)	Contract	73.5	70.5	67.0	69.5	68.6	64.7
	Prepaid	13.3	11.9	10.5	11.3	11.0	9.8

New Zealand	Total	52.5	53.0	52.3	50.7	51.0	51.2
(NZD)	Contract	147.3	146.5	143.4	138.9	139.7	137.2
	Prepaid	27.2	27.9	27.8	25.9	25.6	25.9

Portugal	Total	29.7	26.8	25.8	26.4	27.1	24.0
(EUR)	Contract	59.8	54.5	54.4	67.3	69.8	61.9
	Prepaid	17.2	15.7	15.5	14.3	14.7	13.4

Romania(1)	Total	14.4	14.1	13.2	14.9	15.9	15.4
(USD)	Contract	31.2	30.4	27.7	30.2	31.1	29.5
	Prepaid	5.3	5.5	5.2	6.3	7.1	7.0

Sweden	Total	335.3	315.6	285.0	317.9	313.8	302.3
(SEK)	Contract	484.5	461.2	432.6	458.6	439.5	418.6
	Prepaid	75.0	60.8	29.9	61.7	69.3	53.0

(1)          MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. However, historic average monthly revenue per user information has been presented in the table above for all comparative periods in order to assist in the understanding of historic results.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE

	QUARTER TO 31 DECEMBER 2005
COUNTRY	MESSAGING	DATA	TOTAL

Principal Markets

Germany	15.7%	4.7%	20.4%
Italy(1)	14.9%	2.5%	17.4%
Japan(2)	6.6%	23.3%	29.9%
Spain	11.9%	2.9%	14.8%
UK	15.7%	5.0%	20.7%

Group Statutory Total	12.8%	6.6%	19.4%

HISTORIC NON-VOICE SERVICES INFORMATION

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE IN THE QUARTER TO
COUNTRY	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005

Principal Markets

Germany	17.0%	18.3%	19.8%	19.3%	19.5%	20.4%
Italy(1)	14.8%	14.7%	15.6%	14.9%	16.8%	17.4%
Japan(2)	28.7%	28.6%	29.1%	29.8%	30.5%	29.9%
Spain	13.0%	14.2%	15.0%	13.7%	14.2%	14.8%
UK	18.0%	18.8%	19.3%	19.3%	19.7%	20.7%

Group Statutory Total(4)	17.8%	18.1%	19.0%	18.5%	18.9%	19.4%

(1)     Under IFRS, Vodafone Italy is treated as a joint venture.

(2)     In Japan, messaging and other data services transmitted via the 3G network are packet-based. It is not possible to allocate revenue arising from these services between Messaging and Data services and so all revenue is included within Data revenue.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005

Principal Markets

Germany	Total	17.9%	18.8%	19.5%	17.3%	19.7%	21.2%
	Contract	14.8%	16.1%	14.0%	13.1%	14.3%	16.8%
	Prepaid	20.9%	21.3%	24.5%	21.1%	24.6%	25.2%

Italy	Total	17.6%	18.6%	17.2%	17.3%	18.7%	19.1%
	Contract	16.0%	16.3%	18.4%	14.9%	14.5%	16.6%
	Prepaid	17.8%	18.8%	17.0%	17.5%	19.1%	19.3%

Japan	Total	24.0%	21.9%	22.8%	20.2%	19.1%	17.6%
	Contract	22.9%	20.0%	20.8%	17.6%	16.2%	14.6%
	Prepaid	34.4%	37.2%	39.1%	41.5%	42.7%	42.3%

Spain	Total	21.9%	20.7%	21.3%	21.7%	20.7%	20.6%
	Contract	13.1%	14.2%	14.6%	13.6%	12.5%	13.9%
	Prepaid	29.0%	26.2%	27.1%	29.0%	28.1%	26.9%

UK	Total	28.8%	29.6%	30.7%	32.4%	33.1%	31.9%
	Contract	21.8%	21.6%	25.3%	23.2%	21.6%	20.2%
	Prepaid	33.5%	34.8%	34.2%	38.3%	40.5%	39.5%

ACTIVE CUSTOMERS

	ACTIVE CUSTOMERS(1) AT
COUNTRY	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005

Principal Markets

Germany	92.2%	91.7%	91.1%	90.1%	90.1%	88.4%
Italy(2)	92.1%	91.8%	91.8%	91.7%	92.3%	92.1%
Japan	97.0%	96.7%	96.4%	96.6%	96.8%	96.6%
Spain	92.2%	92.3%	92.7%	92.9%	93.0%	93.7%
UK	90.7%	89.7%	88.8%	88.8%	90.6%	90.8%

Group Statutory Total	92.2%	91.8%	91.6%	91.0%	91.8%	91.6%

(1)   An active customer is defined as one who has made or received a chargeable event in the last 3 months. The Group’s joint ventures in India and Kenya and its subsidiary in the Czech Republic are currently unable to measure active customers under this basis and so have been excluded from the calculation of the Group Statutory Total activity percentages in the table above.

(2)   Under IFRS, Vodafone Italy is treated as a joint venture.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) (MILLIONS) IN THE QUARTER TO
COUNTRY	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005

Principal Markets

Germany	5,967	6,050	5,768	6,356	6,428	7,010
Italy(2)	6,914	7,250	7,327	7,173	7,164	7,521
Japan	6,161	5,980	5,656	5,692	5,833	5,918
Spain	4,375	4,482	4,973	5,648	5,859	5,966
UK	6,324	6,530	6,413	6,810	6,937	7,167

	29,741	30,292	30,137	31,679	32,221	33,582

Other Subsidiaries

Albania	121	119	118	129	144	141
Australia	1,120	1,346	1,442	1,619	1,818	1,957
Czech Republic(3)	N/a	N/a	N/a	289	840	899
Egypt	1,693	1,616	1,734	1,979	2,341	2,278
Greece	1,535	1,517	1,538	1,757	1,896	1,870
Hungary	608	652	651	741	792	842
Ireland	1,187	1,195	1,176	1,263	1,279	1,302
Malta	43	39	37	42	47	43
Netherlands	1,437	1,567	1,556	1,697	1,601	1,755
New Zealand	497	538	539	540	559	616
Portugal	1,235	1,229	1,268	1,319	1,384	1,386
Romania(3)	N/a	N/a	N/a	525	1,754	1,931
Sweden	640	657	614	688	681	753

	10,116	10,475	10,673	12,588	15,136	15,773

Other Joint Ventures	1,767	1,908	1,931	2,021	1,957	2,598

Group Statutory Total	41,624	42,675	42,741	46,288	49,314	51,953

(1)   The total voice minute information presented in the table above represents the volume of minutes handled by each local network and includes incoming, outgoing and visitor calls. The voice minute information in respect of the Czech Republic, Germany, New Zealand and Romania reflects minutes billed which are rounded-up under certain tariffs.

(2)   Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of the voice minute information.

(3)   MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. Voice minutes in the quarter to 30 June 2005 only include volumes during the month of June 2005. Prior to 31 May 2005, MobiFon S.A. was treated as a joint venture and was previously included within Other Joint Ventures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 8 March 2006	By:	/s/S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary